Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road, Central

Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States

March 20, 2018

VIA EDGAR CORRESPONDENCE

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Sunlands Online Education Group
Registration Statement on Form F-1 (File No.: 333-223190)

Ladies and Gentlemen:

We hereby join Sunlands Online Education Group (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on March 22, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 2422 copies of the Company’s preliminary prospectus dated March 14, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Scott Chen

Name:	Scott Chen

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan

Name:	Alice Takhtajan

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein

Name:	Marc Bernstein

Title:	Director

[Signature Page to Acceleration Request (Underwriters)]